SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

New Fortress Energy Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

644393100
(CUSIP Number)

Georgina Sousa 2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 11 Bermuda +1 (441) 295-4705

with a copy to: Gary J. Wolfe, Esq. Keith J. Billotti, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644393100

1	Name of Reporting Person Golar LNG Limited
2	Check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Bermuda
Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 18,627,451
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 18,627,451
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by the Reporting Person: 18,627,451*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	9.01%*
14	Type of Reporting Person	CO

* Calculation of percentage based on a total of 206,692,963 Class A Common Shares (as defined in Item 1) issued and outstanding as of April 21, 2021.

CUSIP No. 644393100

SCHEDULE 13D

Item 1.     Security and Issuer.

This Schedule 13D is being filed with respect to the Class A Common Stock, par value $0.01 per share (each a “Class A Common Share”) of New Fortress Energy Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is:

111 W. 19th Street, 8th Floor

New York, NY 10011

Item 2.     Identity and Background

(a., b., c. and f.) This Schedule 13D is being filed on behalf of Golar LNG Limited, a Bermuda corporation (“Golar”). Golar is referred to as the “Reporting Person.”

(i) Golar: The address of Golar’s principal place of business is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. The principal business of Golar is to provide infrastructure for the liquefaction, transportation and regasification of liquefied natural gas (“LNG”). Golar is engaged in the acquisition, ownership, operation and chartering of floating liquefaction vessels, floating storage and regasification units and LNG carriers. Golar also operates external vessels, under management agreements, comprising fourteen vessels for the Issuer and one vessel for LNG Hrvatska.

The name, citizenship, residence or business address and present principal occupation of each director and executive officer of Golar and the name, principal business and address of any corporation or other organization in which their employment is conducted is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Golar. If no business address is given, the director’s or executive officer’s business address is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Daniel Rabun	Director	Mr. Rabun is a citizen of the United States of America.

Tor Olav Trøim	Chairman	Mr. Trøim is a citizen of Norway.

Thorleif Egeli	Director	Mr. Egeli is a citizen of Norway.

Carl Steen	Director	Mr. Steen also serves as a director of Wilhemsen Holding ASA and RS Platou ASA. Mr. Steen is a citizen of Norway.

Niels Stolt-Nielsen	Director	Mr. Stolt-Nielsen is also the director and chief executive officer of Stolt-Nielsen Limited and is the Chairman and founding investor of Avance Gas. Mr. Stolt Nielsen is a citizen of Norway.

Lori Wheeler Naess	Director	Ms. Wheeler Naess is a citizen of the United States of America.

Georgina Sousa	Director	Ms. Sousa is a citizen of the United Kingdom.

Iain Ross	Chief Executive Officer of Golar Management Limited	Mr. Ross is a citizen of the United Kingdom

Karl Fredrik Staubo	Chief Financial Officer of Golar Management Limited	Mr. Staubo is a citizen of Norway.

Øistein Dahl	Chief Operating Officer and Managing Director of Golar Management Norway AS	Mr. Dahl is a citizen of Norway.

Olve Skjeggedal	Chief Technical Officer of Golar Management Limited	Mr. Skjeggedal is a citizen of Norway.

(d. and e.) To the best knowledge of the Reporting Person, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Sources and Amount of Funds or Other Consideration

On January 13, 2021, Golar and Stonepeak Infrastructure Fund II Cayman (G) Ltd. (“Stonepeak”) entered into a definitive agreement and plan of merger (the “Hygo Merger Agreement”) with the Issuer and one of its subsidiaries to sell 100% of Hygo Energy Transition Ltd., a Bermuda exempted company (“Hygo”) to the Issuer (the “Hygo Transaction”). Pursuant to the terms of the Hygo Merger Agreement, the Issuer acquired all of the outstanding shares of Hygo for 31.4 million shares of the Class A Common Shares and $580 million in cash. As part of this transaction, Golar received 18.6 million Class A Common Shares and $50 million in cash, and Stonepeak received 12.7 million Class A Common Shares and $530 million in cash, which included a cash settlement of the $180 million preferred equity tranche beneficially owned by Stonepeak. Also as part of the transaction, Golar and Stonepeak entered into customary lock-up provisions, which lock-up provisions are set forth in the Shareholders' Agreement, in relation to the stock consideration they received.

Item 4.      Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person acquired the Class A Common Shares in connection with the closing of the Hygo Transaction.

The Reporting Person at any time and from time to time may acquire additional Class A Common Shares or dispose of any or all of the Class A Common Shares it owns depending upon an ongoing evaluation of the investment in the Class A Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Person evaluates its investments in the Class A Common Shares on a continual basis. The Reporting Person has no plans or proposals as of the date of this filing, which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.      Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Class A Common Shares beneficially owned by the Reporting Person (on the basis of a total of 206,692,963 Class A Common Shares outstanding as reported to the Reporting Person by the Issuer on April 21, 2021), are as follows:

a)	Amount beneficially owned: 18,627,451	Percentage: 9.01%

b)	Number of Class A Common Shares to which the Reporting Person have:

i.	Sole power to vote or to direct the vote: 18,627,451

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 18,627,451

iv.	Shared power to dispose or to direct the disposition of: 0

(c.) To the best knowledge of the Reporting Person, no transactions were effected by the Reporting Person during the past 60 days other than the transactions described herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Class A Common Shares beneficially owned by the Reporting Person, other than as described herein.

(e.) Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 above is incorporated herein by reference. In connection with the closing of the Hygo Transaction, Golar entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) with Stonepeak and the Issuer under which Golar and Stonepeak and their respective permitted transferees have the right to require the Issuer to register their shares of Class A Common Shares under the Securities Act of 1933, as amended. The descriptions of the Hygo Merger Agreement and the Shareholders’ Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits A and B to this Schedule 13D and are incorporated by reference in its entirety into this Item 6.

In December 2020, Golar entered into a $100 million revolving credit facility, which was amended in April 2021 in connection with the closing of the Hygo Transaction (the “Facility Agreement”). While most of the existing terms remain substantially unchanged, the key amendments include: (i) changes to the security, which includes a pledge against Golar’s 18,627,451 Class A Common Shares and the release of the Hygo shares, although if certain requirements are met a portion of the Class A Common Shares may be released from the pledge based on a prescribed loan to value ratio; and (ii) an interest rate decrease to LIBOR plus a margin of 4.5%.

In connection with the Facility Agreement, Golar, as pledgor, entered into a Pledge Agreement with Citibank, N.A., London Branch, as security agent, dated April 15, 2021 (the “Pledge Agreement”). Under the terms of the Pledge Agreement, Golar pledged 18,627,451 Class A Common Shares as security for its obligations under the Facility Agreement. Pursuant to the terms of the Pledge Agreement, upon the occurrence and during the continuation of certain events of default, the security agent may exercise certain remedies including the right to sell or otherwise dispose of Class A Common Shares covered by the Pledge Agreement, subject to the requirements of applicable law. The description of the Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit C to this Schedule 13D and is incorporated by reference in its entirety into this Item 6.

Item 7.      Material to be Filed as Exhibits.

Exhibit A	Hygo Merger Agreement (incorporated by reference to Exhibit 4.1 of the Form 6-K of Golar LNG Limited filed January 19, 2021)

Exhibit B	Shareholders’ Agreement (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F of Golar LNG Limited filed on April 22, 2021)

Exhibit C	Pledge Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 23, 2021	GOLAR LNG LIMITED

	By:	/s/ Karl Fredrik Staubo
	Name:	Karl Fredrik Staubo
	Title:	Chief Financial Officer

Exhibit C

EXECUTION VERSION

PLEDGE AGREEMENT
(NEW FORTRESS ENERGY INC.)

dated

April 15, 2021

between

GOLAR LNG LIMITED,

as Pledgor

and

CITIBANK N.A., LONDON BRANCH,

as the Security Agent for itself and each of the Finance Parties

PLEDGE AGREEMENT

This PLEDGE AGREEMENT, dated April 15, 2021 (this "Agreement"), between Golar LNG Limited, an exempted company with liability limited by shares incorporated in Bermuda with registration no. 30506, having its registered office at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM11, Bermuda, as pledgor (the "Pledgor"), and Citibank N.A., London Branch, as security agent for itself and each of the Finance Parties (as defined in the Facility Agreement defined below) (in such capacity, the "Security Agent").

PRELIMINARY STATEMENT

Reference is made to the USD 100,000,000 senior secured revolving credit facility agreement, dated December 10, 2020, as amended and restated on April 15, 2021 (the "Facility Agreement"), made among, inter alia, the Pledgor, as borrower (the "Borrower"), Citigroup Global Markets Limited, as mandated lead arranger, bookrunner and co-ordinator, the financial institutions listed in Schedule 1 thereto, as original lenders (the "Original Lenders"), Citibank Europe plc, UK Branch, as agent for and on behalf of the Finance Parties, and the Security Agent, as security agent for itself and on behalf of the Finance Parties.

The Pledgor (i) beneficially owns the specified Equity Interests (as defined below) identified as Pledged Interests (as defined below) in New Fortress Energy, Inc., a Delaware corporation (the "Issuer") on Schedule 1 attached hereto and (ii) is willing to execute and deliver this Agreement in order to induce the Original Lenders to extend credit to the Borrower under the Facility Agreement.

This Pledge Agreement is supplemental to the Facility Agreement and the NFE Custodian Account Security Agreement. In case of any conflict with the Facility Agreement and/or the NFE Custodian Account Security Agreement, the provisions of the Facility Agreement or the NFE Custodian Account Security Agreement (as relevant) shall prevail.

Accordingly, the parties hereto agree as follows:

ARTICLE I

Definitions

1.01       Certain Definitional Provisions. Capitalized terms used in this Agreement and not otherwise defined herein have the meanings set forth in the Facility Agreement. All capitalized terms defined in the New York UCC (as such term is defined herein) and not defined in this Agreement have the meanings specified therein. All references to the Uniform Commercial Code shall mean the New York UCC, provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the perfection, priority, or remedies with respect to the Security Agent's Liens on any Pledged Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, references to the Uniform Commercial Code shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies.

1.02       Other Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

"Enforcement Event" means any time at which an Event of Default has occurred and is continuing and in respect of which a notice of acceleration has been given by the Agent in accordance with Clause 22.18 (Acceleration) of the Facility Agreement.

"Equity Interests" means, with respect to any Person, all of the shares, interests, rights, participations or other equivalents (however designated) of capital stock of (or other ownership or profit interests or units in) such Person and all of the warrants, options and other rights for the purchase, acquisition or exchange from such Person of any of the foregoing (including through convertible securities).

"Federal Securities Laws" has the meaning assigned to such term in Section 3.03.

"Government Agency" means any nation or government, any state, province or territory or other political subdivision thereof, any governmental agency, authority, instrumentality, regulatory body, court, central bank or other governmental entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government.

"Law" shall mean all international, domestic, foreign, federal, state and local statutes, treaties, rules, guidelines, ordinances, codes and administrative and judicial precedents or authorities, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits or and agreements with any domestic or foreign governmental authority.

"Lien" means any mortgage, pledge, lien, charge, encumbrance, hypothecation, lease, exercise of rights, security interest or claim.

"New York UCC" means the Uniform Commercial Code as from time to time in effect in the State of New York.

"Permitted Lien" means any of the Liens permitted under Clause 21.2 (General negative pledge) of the Facility Agreement.

"Person" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Government Agency or other entity of whatever nature.

"Pledged Collateral" has the meaning assigned to such term in Section 2.01.

"Pledged Interests" means all of the Equity Interests held in the NFE Custodian Account or identified as Pledged Interests on Schedule 1 attached hereto.

"Pledged Stock" has the meaning assigned to such term in Section 2.01.

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"Secured Obligations" means the obligations of the Pledgor under the Finance Documents.

"Secured Parties" means each of the Finance Parties.

1.03       The Security Agent. The Security Agent shall have the rights, protections, powers and discretions conferred on it under the Facility Agreement as if the same were set out in full, mutatis mutandis, herein.

ARTICLE II

Pledge of Securities

2.01       Pledge. As security for the payment or performance, as the case may be, in full of the Secured Obligations, the Pledgor hereby collaterally assigns and pledges to the Security Agent for the benefit of the Secured Parties, and hereby grants to the Security Agent for the benefit of the Secured Parties, a security interest in, all of the Pledgor's right, title and interest in, to and under (a) subject to Section 4.16, the Pledged Interests, (b) subject to Section 4.16, any other Equity Interests in the Issuer obtained in the future by the Pledgor and delivered by the Pledgor to the Security Agent as additional security pursuant to the terms of this Section 2.01, (c) the certificates, if any, or other instruments representing all such Equity Interests, together with undated stock powers or other instruments of transfer with respect thereto endorsed in blank (all the foregoing collectively referred to herein as the "Pledged Stock"), (d) subject to Section 2.06, all payments of principal or interest, dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of, in exchange for or upon the conversion of, and all other Proceeds received in respect of, the Pledged Stock, (e) subject to Section 2.06, all rights and privileges of the Pledgor with respect to the Pledged Stock and other property referred to in clauses (a) through (d) above and (f) all Proceeds of any of the foregoing (the items referred to in clauses (a) through (f) above being collectively referred to as the "Pledged Collateral").

2.02       Delivery of the Pledged Collateral. (a) The Pledgor agrees to deliver or cause to be delivered to the Security Agent any and all certificates, instruments or other documents representing or evidencing Pledged Stock on or prior to the date hereof.

(b)       Upon delivery to the Security Agent, (i) any certificate, instrument or document representing or evidencing the Pledged Interests shall be accompanied by undated stock powers duly executed in blank in the form attached hereto as Exhibit A or other undated instruments of transfer reasonably satisfactory to the Security Agent and duly executed in blank and (ii) all other property comprising part of the Pledged Collateral shall be accompanied by proper instruments of assignment duly executed by the Pledgor as the Security Agent may reasonably request.

(c)       To the extent any of the Pledged Collateral constitutes an "uncertificated security" (as defined in Section 8- 102(a)(18) of the New York UCC) or a "security entitlement" (as defined in Section 8-102(a)(17) of the New York UCC), the Pledgor shall cause the Issuer or the securities intermediary thereof to take all actions necessary or as reasonably requested by the

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Security Agent to grant "control" (as defined in Section 8-106 of the New York UCC) of such Pledged Collateral to the Security Agent over such Pledged Collateral.

(d)       The Pledgor agrees to take the same actions referred to in clauses (a), (b) and (c) of this Section with respect to any other Equity Interests in the Issuer obtained in the future by the Pledgor that constitute Pledged Collateral forthwith upon the receipt thereof by the Pledgor.

(e)       Notwithstanding anything herein to the contrary, the Pledgor shall not be required to complete any filings or other action with respect to the better assurance, preservation, protection or perfection of the security interests created hereby in any jurisdiction outside of the United States, except to the extent required under the Facility Agreement.

2.03       Representations, Warranties and Covenants. The Pledgor represents, warrants and covenants to and with the Security Agent, that:

(a)       the Pledged Interests have been duly and validly authorized and issued by the Issuer and are fully paid and nonassessable;

(b)       the Pledgor (i) is and will continue to be the direct owner, beneficially and of record, of the Pledged Collateral as owned by the Pledgor, except to the extent that the transfer thereof is permitted under the Facility Agreement, (ii) holds the same free and clear of all Liens (other than Permitted Liens), (iii) will make no assignment, pledge, hypothecation or transfer of, or create or permit to exist any security interest in or other Lien on, the Pledged Collateral, other than transfers made in compliance with the Facility Agreement, and (iv) subject to Section 2.06, will cause any and all Pledged Collateral, whether for value paid by the Pledgor or otherwise, to be forthwith delivered to the Security Agent and pledged or collaterally assigned to the Security Agent hereunder;

(c)       except for (i) restrictions and limitations imposed by the Facility Agreement or securities laws generally, (ii) customary restrictions, encumbrances and limitations in joint venture agreements and similar arrangements and (iii) restrictions and limitations set forth in the NFE Shareholders Agreement, (A) the Pledged Collateral is and will continue to be freely transferable and assignable, and none of the Pledged Collateral is or will be subject to any option, right of first refusal, shareholders agreement, charter or by-law provisions or contractual restriction of any nature that could reasonably be expected to prohibit, impair or otherwise delay the pledge of the Pledged Collateral hereunder, the sale or disposition thereof pursuant hereto or the exercise by the Security Agent of rights and remedies hereunder and (B) the Pledgor will not agree or consent to further contractual restrictions of any nature that could reasonably be expected to prohibit, impair or otherwise delay the pledge of the Pledged Collateral hereunder, the sale or disposition thereof pursuant hereto or the exercise by the Security Agent of rights and remedies hereunder;

(d)       the Pledgor (i) has the power and authority to pledge the Pledged Collateral hereunder in the manner hereby done or contemplated and (ii) will not create, incur, assume or permit to exist, and will use commercially reasonable efforts to defend its title or

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interest thereto or therein against any and all Liens, however arising, of all Persons whomsoever (other than Permitted Liens);

(e)       no consent or approval of any Government Agency, any securities exchange or any other Person was or is necessary to the (i) validity of the pledge effected hereby or (ii) perfection of or exercise by the Security Agent of the voting or other rights provided for in this Pledge Agreement, or for the remedies in respect of the Pledged Collateral pursuant to this Pledge Agreement, except as may be required in connection with a disposition of such Pledged Collateral by laws and regulations affecting the offering and sale of securities generally (other than such consents and approvals, including the consent of the Issuer under the NFE Shareholders Agreement, that have been obtained and are in full force and effect);

(f)       by virtue of the execution and delivery by the Pledgor of this Agreement, when any Pledged Stock is delivered to the Security Agent, in its capacity as Chargee, pursuant to the NFE Custodian Account Security Agreement, the Security Agent will automatically obtain a legal, valid and perfected first priority Lien upon and security interest in such Pledged Stock as security for the payment and performance of the Secured Obligations;

(g)       this Agreement is effective to create a valid security interest in the Pledged Collateral, the pledge effected hereby is effective to pledge to the Security Agent the rights of the Pledgor in the Pledged Collateral as set forth herein and all action by the Pledgor necessary to protect and perfect a legal and valid first priority Lien on the Pledged Collateral (subject to Permitted Liens) has been duly taken, provided, however, that in respect of any Pledged Collateral acquired after the date of this Agreement, the Pledgor shall, promptly thereafter, take any and all such additional action necessary to protect and perfect a legal and valid first priority Lien (subject to Permitted Liens) on such after-acquired Pledged Collateral; and

(h)        In connection with the signing of this Agreement on the date hereof, the Pledgor shall notify the Issuer that the Pledged Collateral have been pledged to the Security Agent pursuant to the provisions of this Agreement, and in which notice the Pledgor shall instruct the Issuer to make appropriate notations in the books and records of the Issuer, in accordance with the form of notice and instructions contained in Exhibit B. The Pledgor shall cause the Issuer to confirm receipt of said notice and its consent to such pledge by signing and delivering to the Security Agent, a copy of a document substantially in the form of Exhibit B.

2.04       Pledged Interests. The Security Agent shall have the right at any time to exchange certificates or instruments representing or evidencing the Pledged Stock with certificates or instruments of smaller or larger denominations for any purpose consistent with this Agreement and applicable Law.

2.05       Registration in Nominee Name; Denominations. Upon the occurrence and during the continuance of an Event of Default, the Security Agent shall have the right (in its sole and absolute discretion) to hold the Pledged Stock in its own name as pledgee, the name of its nominee (as pledgee or as sub-agent) or the name of the Pledgor, endorsed or assigned in blank or in favor of the Security Agent. The Pledgor will promptly give to the Security Agent copies of any notices or other communications received by it, and any filings made by it with the SEC, in each case with respect to the Pledged Stock in its capacity as the registered owner thereof.

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2.06       Voting Rights; Dividends and Interest, Etc. (a) Unless and until an Event of Default shall have occurred and be continuing:

(i)       The Pledgor shall be entitled to exercise any and all voting and/or other consensual rights and powers inuring to an owner of the Pledged Stock or any part thereof for any purpose consistent with the terms of this Agreement and the other Finance Documents; provided, however, that such rights and powers shall not be exercised in any manner that could reasonably be expected to adversely affect the value of the Pledged Stock or the Security Agent's Lien against the Pledged Stock as granted hereunder or the rights and remedies of the Security Agent under this Agreement or any other Finance Document in respect of the Pledged Stock or the ability of the Security Agent to exercise the same.

(ii)       The Pledgor shall be entitled to receive, retain and dispose of any and all dividends, interest, principal and other distributions paid on or distributed in respect of the Pledged Stock; provided, however, that any non-cash dividends, interest, principal or other distributions that would constitute the Pledged Stock, whether resulting from a subdivision, combination or reclassification of the outstanding Equity Interests of the Issuer or received in exchange for the Pledged Stock or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which the Issuer may be a party or otherwise, shall be and become part of the Pledged Collateral, and, if received by the Pledgor, shall not be commingled by the Pledgor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of the Security Agent and shall be forthwith delivered to the Security Agent in the same form as so received (with any necessary endorsement or instrument of assignment requested by the Security Agent ).

(b)       Upon the occurrence and during the continuance of an Event of Default, all rights of the Pledgor to dividends, interest, principal or other distributions that the Pledgor is authorized to receive pursuant to paragraph (a)(ii) of this Section 2.06 shall cease, and all such rights shall thereupon become vested in the Security Agent, which shall have the sole and exclusive right and authority to receive and retain such dividends, interest, principal or other distributions. All dividends, interest, principal or other distributions received by the Pledgor contrary to the provisions of this Section 2.06 shall be held in trust for the benefit of the Security Agent, shall be segregated from other property or funds of the Pledgor and shall be forthwith delivered to the Security Agent upon demand in the same form as so received (with any necessary endorsement or instrument of assignment). Any and all money and other property paid over to or received by the Security Agent pursuant to the provisions of this paragraph (b) shall be retained by the Security Agent in an account to be established by the Security Agent upon receipt of such money or other property and shall be applied in accordance with the provisions of Section 3.02.

(c)       Upon the occurrence and during the continuance of an Event of Default, all rights of the Pledgor to exercise the voting and consensual rights and powers it is entitled to exercise pursuant to paragraph (a)(i) of this Section 2.06 shall cease and all such rights shall thereupon become vested in the Security Agent, which shall have the sole and exclusive right

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and authority to exercise such voting and consensual rights and powers; provided that the Security Agent shall have the right (in its sole and absolute discretion) from time to time following the occurrence of an Event of Default to permit the Pledgor to exercise such rights.

(d)       If an Event of Default has been remedied and ceased to exist, all rights to exercise voting and consensual rights and to receive dividends, interest, principal or other distributions in respect of the Pledged Stock shall, subject to Section 2.06(a), revert to Pledgor.

2.07       Registration. The Pledgor shall on the date hereof, register, or assist the Security Agent in registering, details of the security created by this Agreement with the Registrar of Companies of Bermuda, together with the appropriate filing fee, pursuant to section 55 of the Companies Act and shall provide the Security Agent with confirmation that such registration has been made.

ARTICLE III

Remedies

3.01       Remedies Upon an Enforcement Event. Upon the occurrence and during the continuance of an Enforcement Event, the Security Agent may exercise in respect of the Pledged Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party on default under the Uniform Commercial Code or other applicable Law. Without limiting the generality of the foregoing (irrespective of whether the Uniform Commercial Code applies to the affected items of Pledged Collateral), the Pledgor agrees that the Security Agent or its nominee shall have the right, subject to the requirements of applicable Law, to sell or otherwise dispose of all or any part of the Pledged Collateral at a public or private sale or at any broker's board or on any securities exchange, for cash, upon credit or for future delivery, as the Security Agent shall deem appropriate. The Security Agent (or any such nominee) shall be authorized at any such sale (if it deems it advisable to do so) to restrict the prospective bidders or purchasers to Persons who will represent and agree that they are purchasing the Pledged Collateral for their own account for investment and not with a view to the distribution or sale thereof, and upon consummation of any such sale the Security Agent or such nominee shall have the right to assign, transfer and deliver to the purchaser or purchasers thereof the Pledged Collateral so sold. Each such purchaser at any such sale shall hold the property sold absolutely, free from any claim or right on the part of the Pledgor, and the Pledgor hereby waives (to the extent permitted by Law) all rights of redemption, stay and appraisal which the Pledgor now has or may at any time in the future have under any Law.

The Security Agent shall give the Pledgor ten (10) days' written notice of the Security Agent's intention to make any sale of Pledged Collateral (which the Pledgor agrees is reasonable notification within the meaning of Section 9-611 of the Uniform Commercial Code, as enacted in any applicable jurisdiction). Such notice, in the case of a public sale, shall state the time and place for such sale and, in the case of a sale at a broker's board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Pledged Collateral, or portion thereof, will first be offered for sale at such board or exchange. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Security Agent may fix and state in the notice (if any) of such sale. At any such

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sale, the Pledged Collateral, or portion thereof, to be sold may be sold in one lot as an entirety or in separate parcels, as the Security Agent may (in its sole and absolute discretion) determine. The Security Agent shall not be obligated to make any sale of any Pledged Collateral if it shall determine not to do so, regardless of the fact that notice of sale of such Pledged Collateral shall have been given. The Security Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case any sale of all or any part of the Pledged Collateral is made on credit or for future delivery, the Pledged Collateral so sold may be retained by the Security Agent until the sale price is paid by the purchaser or purchasers thereof, but the Security Agent shall not incur any liability in case any such purchaser or purchasers shall fail to take up and pay for the Pledged Collateral so sold and, in case of any such failure, such Pledged Collateral may be sold again upon like notice. At any public (or, to the extent permitted by Law, private) sale made pursuant to this Agreement, the Security Agent may bid for or purchase, free (to the extent permitted by applicable Law) from any right of redemption, stay, valuation or appraisal on the part of the Pledgor (all said rights being also hereby waived and released to the extent permitted by applicable Law), the Pledged Collateral or any part thereof offered for sale and may make payment on account thereof by using any claim then due and payable to the Security Agent from the Pledgor as a credit against the purchase price, and the Security Agent may, upon compliance with the terms of sale, hold, retain and dispose of such property without further accountability to the Pledgor therefor. For purposes hereof, a written agreement to purchase the Pledged Collateral or any portion thereof shall be treated as a sale thereof; the Security Agent shall be free to carry out such sale pursuant to such agreement and no Pledgor shall be entitled to the return of the Pledged Collateral or any portion thereof subject thereto, notwithstanding the fact that after the Security Agent shall have entered into such an agreement all Events of Default shall have been remedied and the Secured Obligations paid in full. As an alternative to exercising the power of sale herein conferred upon it, the Security Agent may proceed by a suit or suits at law or in equity to foreclose this Agreement and to sell the Pledged Collateral or any portion thereof pursuant to a judgment or decree of a court or courts having competent jurisdiction or pursuant to a proceeding by a court-appointed receiver.

Notwithstanding anything to the contrary contained herein, the Security Agent shall only have the right to exercise remedies pursuant to this Article III if an Enforcement Event has occurred and is continuing. In addition, notwithstanding anything to the contrary contained herein, the Security Agent shall not exercise remedies pursuant to this Article III in respect of any Equity Interests of the Issuer included in the Pledged Collateral unless it has provided two (2) Business Days' prior written notice thereof to the Issuer of its intention to commence the exercise of enforcement rights pursuant to this Agreement.

3.02       Application of Proceeds. The Security Agent shall apply the proceeds of any collection, sale, foreclosure or other realization upon any Pledged Collateral, including any Pledged Collateral consisting of cash, in accordance with Clause 25.24 (Order of Application) of the Facility Agreement. Any proceeds remaining after the discharge all the amounts then due and payable in respect of the Secured Obligations shall be returned promptly to the Pledgor

Upon any sale of Pledged Collateral by the Security Agent (including pursuant to a power of sale granted by statute or under a judicial proceeding), the receipt of the Security Agent or of

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the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Pledged Collateral so sold and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Security Agent or such officer or be answerable in any way for the misapplication thereof.

3.03       Securities Act, Etc. In view of the position of the Pledgor in relation to the Pledged Collateral, or because of other current or future circumstances, a question may arise under the U.S. Securities Act of 1933, as now or hereafter in effect, or any similar statute hereafter enacted analogous in purpose or effect (such Act and any such similar statute as from time to time in effect being called the "Federal Securities Laws") with respect to any disposition of the Pledged Collateral permitted hereunder. The Pledgor understands that compliance with the Federal Securities Laws might very strictly limit the course of conduct of the Security Agent if the Security Agent were to attempt to dispose of all or any part of the Pledged Collateral, and might also limit the extent to which or the manner in which any subsequent transferee of any Pledged Collateral could dispose of the same. Similarly, there may be other legal restrictions or limitations affecting the Security Agent in any attempt to dispose of all or part of the Pledged Collateral under applicable "blue sky" or other state securities laws or similar laws analogous in purpose or effect. The Pledgor recognizes that in light of such restrictions and limitations the Security Agent may, with respect to any sale of the Pledged Collateral, limit the purchasers to those who will agree, among other things, to acquire such Pledged Collateral for their own account, for investment, and not with a view to the distribution or resale thereof. The Pledgor acknowledges and agrees that in light of such restrictions and limitations, the Security Agent, in its sole and absolute discretion (a) to the extent not prohibited by applicable Federal Securities Laws, may proceed to make such a sale whether or not a registration statement for the purpose of registering such Pledged Collateral or part thereof shall have been filed under the Federal Securities Laws and (b) may approach and negotiate with a limited number of potential purchasers (including a single potential purchaser) to effect such sale. The Pledgor acknowledges and agrees that any such sale might result in prices and other terms less favorable to the seller than if such sale were a public sale without such restrictions. In the event of any such sale, the Security Agent shall incur no responsibility or liability for selling all or any part of the Pledged Collateral at a price that the Security Agent, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might have been realized if the sale were deferred until after registration as aforesaid or if more than a limited number of purchasers (or a single purchaser) were approached. The provisions of this Section 3.03 will apply notwithstanding the existence of a public or private market upon which the quotations or sales prices may exceed substantially the price at which the Security Agent sells.

ARTICLE IV

Miscellaneous

4.01       Notices. All communications and notices hereunder shall (except as otherwise expressly permitted herein) be in writing and shall be given as provided in Clause 30 (Notices) of the Facility Agreement.

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4.02       Security Interest Absolute. All rights of the Security Agent hereunder, the security interest, the grant of a security interest in the Pledged Collateral and all obligations of the Pledgor hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Finance Documents, any agreement with respect to any of the Secured Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Secured Obligations, or any other amendment or waiver of or any consent to any departure from the Finance Documents or any other agreement or instrument relating to the foregoing, (c) any exchange, release or non-perfection of any Lien on other collateral, or any release or amendment or waiver of or consent under or departure from any guarantee, securing or guaranteeing all or any of the Secured Obligations, or (d) any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Pledgor in respect of any Secured Obligations or this Agreement.

4.03       Binding Effect; Several Agreement. This Agreement shall become effective as to the Pledgor when a counterpart hereof executed on behalf of the Pledgor shall have been delivered to the Security Agent and a counterpart hereof shall have been executed on behalf of the Security Agent, and thereafter shall be binding upon the Pledgor and the Security Agent and their respective permitted successors and assigns, and shall inure to the benefit of the Pledgor, the Security Agent and their respective successors and permitted assigns, except that Pledgor shall not have the right to assign or transfer its rights or obligations hereunder or any interest herein (and any such assignment or transfer shall be void). The Security Agent may assign its rights under this Agreement to any person appointed as Security Agent under the Facility Agreement.

4.04       Successors and Assigns. Whenever in this Agreement either of the parties hereto is referred to, such reference shall be deemed to include the permitted successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the Pledgor or the Security Agent that are contained in this Agreement shall bind and inure to the benefit of their respective successors and permitted assigns.

4.05       Security Agent Appointed Attorney-in-Fact. The Pledgor hereby appoints the Security Agent (and each delegate or sub-delegate) as the attorney-in-fact of the Pledgor for the purpose of carrying out the provisions of this Agreement and for taking any action and executing any instrument that the Security Agent may deem necessary or advisable to accomplish the purposes hereof upon the occurrence and during the continuance of an Enforcement Event, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, the Security Agent shall have the right, upon the occurrence and during the continuance of an Event of Default, with full power of substitution either in the Security Agent's name or in the name of the Pledgor (a) to receive, endorse, assign and/or deliver any and all notes, acceptances, checks, drafts, money orders or other evidences of payment relating to the Pledged Collateral or any part thereof, (b) to demand, collect, receive payment of, give receipt for and give discharges and releases of all or any of the Pledged Collateral, (c) to commence and prosecute any and all suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect or otherwise realize on all or any of the Pledged Collateral or to enforce any rights in respect of any of the Pledged Collateral, (d) to settle, compromise, compound, adjust or defend any actions, suits or proceedings relating to all or any of the Pledged Collateral

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and (e) to use, sell, assign, transfer, pledge, make any agreement with respect to or otherwise deal with all or any of the Pledged Collateral, and to do all other acts and things necessary to carry out the purposes of this Agreement in accordance with its terms, as fully and completely as though the Security Agent were the absolute owner of the Pledged Collateral for all purposes; provided, however, that nothing herein contained shall be construed as requiring or obligating the Security Agent to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by the Security Agent, or to present or file any claim or notice, or to take any action with respect to the Pledged Collateral or any part thereof or the moneys due or to become due in respect thereof or any property covered thereby. The Security Agent shall be accountable only for amounts actually received as a result of the exercise of the powers granted to it herein, and neither it nor any of its officers, directors, employees or agents shall be responsible to the Pledgor for any act or failure to act hereunder, except for their own gross negligence, willful misconduct or fraud. The Pledgor undertakes to ratify and confirm all things done and documents executed by any attorney appointed pursuant to this section in the proper exercise or purported exercise of the power of attorney hereby conferred.

4.06       Reasonable Care. The Security Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if the Pledged Collateral is accorded treatment substantially equal to that which the Security Agent accords its own property, it being understood that the Security Agent shall not have any responsibility for (i) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relating to any Pledged Collateral, whether or not the Security Agent has or is deemed to have knowledge of such matters, or (ii) lifting any Liens or taking any necessary steps to preserve rights against any Person, in each case, with respect to any Pledged Collateral.

4.07       Delegation. The Security Agent may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such. That delegation may be made upon any terms and conditions (including the power to sub-delegate and for receipt of monies) and subject to any restrictions that the Security Agent or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Finance Parties. The Security Agent shall not be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate if the Security Agent shall have exercised reasonable care in the selection of such delegate or sub-delegate.

4.08       No liability as mortgagee in possession. The Security Agent shall not be liable to account as a mortgagee in possession in respect of all or any part of the Pledged Collateral by reason of going into possession thereof, nor shall either of them be liable (save in the case of willful misconduct or gross negligence) for any loss upon realisation thereof or for any loss connected therewith to which a mortgagee in possession might otherwise be liable.

4.09       UCC Filings. The Pledgor does hereby authorize the Security Agent file any and all Uniform Commercial Code financing statements or renewals thereof in any applicable jurisdictions.

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4.10       Governing Law; Jurisdiction; Etc.

(a)       GOVERNING LAW. THIS AGREEMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES.

(b)       SUBMISSION TO JURISDICTION. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT OBJECT TO THE COMMENCEMENT OF ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, IN ANY WAY RELATING TO THIS AGREEMENT OR THE TRANSACTIONS RELATING HERETO OR THERETO, IN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION, LITIGATION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT SHALL AFFECT ANY RIGHT THAT THE SECURITY AGENT MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING IN ANY WAY TO ANY PLEDGED COLLATERAL AGAINST THE PLEDGOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c)       WAIVER OF VENUE. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT REFERRED TO IN PARAGRAPH (b) OF THIS SECTION 4.10. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)       Service of Process. The Pledgor hereby irrevocably waives personal service of any and all legal process, summons, notices and other documents and other service of process of any kind and consents to such service in any suit, action or proceeding brought in the United States of America with respect to or otherwise arising out of or in connection with this Agreement by any means permitted by applicable law, including by the mailing thereof (by

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registered or certified mail, postage prepaid) to the address of the Pledgor specified in the Facility Agreement (which shall be effective upon mailing).

4.11       Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.11.

4.12       Waivers; Amendment. (a) No failure or delay by the Security Agent in exercising any right or power hereunder or under any other Finance Document shall operate as a waiver hereof or thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Security Agent hereunder and under the other Finance Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. Without limiting the generality of the foregoing, the making of a loan or other extension of credit shall not be construed as a waiver of any Default, regardless of whether the Security Agent may have had notice or knowledge of such Default at the time. No notice or demand on the Pledgor in any case shall entitle the Pledgor to any other or further notice or demand in similar or other circumstances.

(b)       Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Security Agent and the Pledgor with respect to which such waiver, amendment or modification is to apply.

4.13       Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable in any respect, (a) the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

4.14       Counterparts. This Agreement may be executed in counterparts (and by each party hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means

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(e.g. "pdf" or "tif") shall be as effective as delivery of a manually executed counterpart of this Agreement.

4.15       Headings. Article and Section headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

4.16       Termination and Release. (a) This Agreement (other than the provisions herein that by their terms survive the termination hereof), the pledge of the Pledged Collateral and all other security interests granted hereby shall terminate when all of the Secured Obligations (other than inchoate indemnification or reimbursement obligations) have been paid in full and there is no further commitment to lend under the Facility Agreement or any other Finance Document.

(b)       If any part of the Pledged Collateral is sold, transferred or disposed of by the Pledgor, if such sale or disposition is permitted by the Finance Documents then the Lien of the Security Agent on such part of the Pledged Collateral shall also be released.

(c)       In connection with a NFE Partial Release permitted under Clause 19.4 (LTV Covenant) of the Facility Agreement, the Lien of the Security Agent on the Relevant Shares shall be released, and thereafter the Relevant Shares shall not be part of the Pledged Collateral unless delivered by the Pledgor to the Security Agent as additional security pursuant to Section 2.01 (provided that, unless the Security Agent has agreed otherwise (which it may or may not do in its sole discretion)), if the Pledgor has not disposed of the Relevant Shares within 60 days of the NFE Partial Release, the Relevant Shares shall be deemed to constitute "other Equity Interests" for the purposes of Section 2.01(b) and form part of the Pledged Collateral and the Pledgor shall execute any documents or instruments required by the Security Agent to ensure that the Relevant Shares will thereafter be subject to a first ranking Security Interest in favor of the Security Agent).

(d)       In connection with any termination or release pursuant to paragraph (a), (b) or (c) above, the Security Agent shall promptly execute and deliver to the Pledgor, at its own expense, all Uniform Commercial Code termination statements and other instruments or agreements that the Pledgor shall reasonably request to evidence such termination or release, so long as the Pledgor shall have provided the Security Agent such certifications or documents as the Security Agent shall reasonably request in connection therewith. Any execution and delivery of documents pursuant to this Section 4.16 shall be without recourse to or representation or warranty by the Security Agent.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement the day and year first above written.

golar lng limited, as Pledgor

By:	/s/ Pernille Noraas
Name: Pernille Noraas
Title: Attorney-in-Fact

Citibank n.a., london branch, as Security Agent

By:	/s/ Viola Japaul
Name: Viola Japaul
Title: Director

Signature Page - Pledge Agreement (New Fortress Energy Inc.)

SCHEDULE 1

PLEDGED INTERESTS

ISSUER	NUMBER OF SHARES	CERTIFICATED	JURISDICTION OF INCORPORATION
New Fortress Energy Inc.	18,627,451 registered shares of the Issuer's Class A Common Stock, par value $0.01 per share	No	Delaware